Exhibit 99.7

SEDAR+ CONSENT OF QUALIFIED PERSON

I, Oliver Peters, MSc, P.Eng., MBA, President of Metpro Management Inc., do hereby consent to the public filing of the NI 43-101 Technical Report prepared for Titan Mining Corporation titled “Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA” (the “Technical Report”), with a signing date of December 15, 2025, and an effective date of December 1,2025, by Titan Mining Corporation.

I also consent to the use of extracts from, or a summary of, the Technical Report contained in the news release of Titan Mining Corporation dated December 1, 2025 (the “News Release”).

I confirm that I have read the written disclosure in the News Release and that it fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Signed this 15th day of December 2025.

“Original signed (Oliver Peters)”
Signature of Qualified Person

Oliver Peters
Name of Qualified Person

102 Milroy Drive	oliver@metpro.ca
Peterborough, ON, K9H7T2, Canada	T: +1 (705) 761-7276